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                                                                 EXHIBIT 20.1

                   SA TELECOMMUNICATIONS SIGNS LETTER OF INTENT
                      TO ACQUIRE ADDTEL COMMUNICATIONS, INC.

DALLAS, TEXAS, December 10, 1996 -- SA Telecommunications, Inc. (NASDAQ-STEL) and Addtel Communications, Inc. today jointly announced that they signed a letter of intent for STEL to acquire all of the stock of Addtel, a private California-based switchless reseller offering retail and wholesale long distance services in California and nine other states. The transaction is currently anticipated to be completed by year-end.

Addtel's unaudited revenues for the year ended May 31, 1996 were approximately $16.5 million and for the four month period ended September 30, 1996, unaudited revenues were approximately $9.7 million. Consummation of the transaction is subject to various terms and conditions, including but not limited to satisfactory completion of the Company's due diligence review of Addtel, an audit of Addtel's financial statements, and regulatory approvals.

Mr. Jack W. Matz, Jr., Chairman and Chief Executive Officer of SA Telecommunications, Inc. stated "Today's announcement represents a continuation of the Company's overall strategy to continue to grow through internal growth and acquisitions. The primary consideration for STEL management was the fact that we can use Addtel's sales channels for our full service line of telecommunications products. In addition, Addtel is an excellent choice because its primary customer market is adjacent to our footprint in the southwest United States, which we believe makes a logical extension of our network."

Mr. Tony C. Lonstein, Chairman and Chief Executive Officer of Addtel Communications, Inc. stated: "We recognize that the potential advantages of joining with a strong switch-based carrier will significantly enhance our ability to be a full service provider to our existing customers and agents. These additional services will include paging, Internet access, wireless service, enhanced debit cards and local service resale."

In addition, on May 31, 1996, STEL's stockholders approved a proposed reverse stock split of not less than one share of Common Stock for every two shares of the Company's then issued Common Stock nor more than one share of Common Stock for every three shares of the Company's then issued Common Stock, subject to the Board of Directors of the Company determining whether such reverse stock split is in the best interests of the Company and setting the specific exchange ratio. On November 27, 1996, the Company's Board of Directors determined not to effect a reverse stock split at this time and may or may not reconsider the matter at a later date.

SA Telecommunications, Inc., headquartered in Richardson, Texas, is a regional, full service, switched-based interexchange carrier, and an authorized reseller of Southwestern Bell's local telephone services in Texas, with operations, sales, offices and customer service centers situated throughout a contiguous eight state region in 26 locations. The Company serves primarily commercial accounts in the southwestern and south central United States, providing its customers voice, Internet access, wireless, and other advanced data services, originating and terminating service over its own network facilities.

This press release contains forward looking statements that involve risks and uncertainties. Actual

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results may differ materially from those expressed or implied by such forward looking statements.

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For more information, contact Michelle Appleby, Director of Corporate
Communications, SA Telecommunications, Inc., Tel (800) 999-0395, Fax (972) 889-1543, Investor Relations Toll Free at 1-888-783-5872 or visit our Internet Home Page at http://www.satele.com